Mail Stop 0407

      							March 31, 2005

Via U.S. Mail and Fax (27-21-406-3753)
Mr. Steve Ward
Chief Financial Officer
Naspers Limited
40 Heerengracht
Cape Town, 8001
The Republic of South Africa

	RE:	Naspers Limited
      Form 20-F for the fiscal year ended March 31, 2004
		Filed September 30, 2004

Dear Mr. Ward:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2004


Printing and Distribution, page 35

1. We note that you own an entity that specializes in publication gravure and litho-web magazines, brochures and advertising material printing. We further note that you also provide distribution services. Tell us in detail your revenue recognition policy for these services. Tell us whether any of your print services also includes distribution services and how the distribution services impact your revenue recognition policy under SA GAAP and U.S. GAAP.

Critical Accounting Policies

	Revenue Recognition, page 58

2. We note that you recognize mobile and telecommunications value-added services revenues based on the full amount of fees charged to end-users by mobile operators. Tell us more about the services provided by each of your subsidiaries that provide such services, which includes but is not limited to, M-Web (Thailand), Tencent Holdings and Sportscn. Also include a discussion of revenues form Internet value-added services. Tell us why you believe you should present these revenues on a gross basis under U.S. GAAP. Refer to EITF 99-19.

3. We note that you normally recognize revenue based on statements from mobile phone companies, but in other circumstances, you may recognize revenue based on internal estimates. More specifically, you estimate the amounts based on the number of subscriptions and the volume of data transmitted between your network gateway and the mobile operators` network gateways as confirmed by the operators. Supplementally tell us the amount of revenues recognized under this method for each period presented. Tell us how your estimates have differed from the actual payments received from the mobile phone companies and tell us the impact of such differences on your results of operations for each period presented. Provide us with a historical analysis of these differences and any adjustments made to revenue.


Results of Operations: 2004 Compared to 2003

	Operating Profit, page 68

4. We refer to your discussion of your accounting for hedged U.S. dollar programming costs of M-Net and SuperSport at the spot rate on the date of the transaction, whereas such costs were previously accounted for at the rate of the foreign exchange contract. Tell us in detail your accounting under SA GAAP and if there are any differences under U.S. GAAP.

Item 18. Financial Statements

2. Principal Accounting Policies

	(p) Revenue Recognition, page F-13

5. We note that you recognize advertising revenues from print media products upon publication over the period of the advertising contract. Discuss in detail your print media products and the related advertising contracts. Provide us more details of your accounting policy under SA GAAP and tell us why you believe recognition of revenue upon publication is appropriate. Further, tell us if your policy considers delivery of the print media product.
If different, describe your accounting policy under U.S. GAAP.

20.  Provisions, page F-50

6. We note that you have reversed numerous provisions into income during the years ended March 31, 2004 and 2003. Explain your rationale for the initial recording of each provision and your basis for reversing each provision. Tell us if your accounting differs under U.S. GAAP. Disclose the impact of the reversal of such provisions in your MD&A.

42. Differences Between South African Statements of GAAP and U.S.
GAAP, page F-85

7. Revise to provide the disclosures required by SFAS 107 and Item
18
of Form 20-F.

(m) Derivative Financial Instruments, page F-97

8. Provide us with more details of the nature of the differences in your accounting for derivative financial instruments between SA GAAP and U.S. GAAP. If the only difference in the accounting is due to the impact of embedded derivatives, please tell us why such significant adjustments are included in your reconciliation to U.S.
GAAP on page F-85 for derivatives.

(n) Post-retirement employee benefits, page F-98

9. Provide us with the details for the discount rates used.
Please
refer to EITF abstract Topic D-36 in your response.


*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Steve Ward
Naspers Limited
March 31, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE